SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                              07 November, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1.  Transaction in Own Shares announcement made on 19 October, 2005

            2.  Transaction in Own Shares announcement made on 26 October, 2005

            3.  Acquisition OF TNS announcement made on 31 October, 2005

            4.  Transaction in Own Shares made on 02 November, 2005

Enclosure 1

Wednesday 19 October 2005

                               BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 9,189 ordinary shares at prices between 154 pence and
199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 187,351,304 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,447,911,273.


                                  --: ends :--

Enclosure 2

Wednesday 26 October 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 12,030 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares. Following the above transfer, BT Group plc holds 187,339,274 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,447,928,003.

                                  --: ends :--

Enclosure 3


DC05-707                                                        October 31, 2005

BT GROWS PRESENCE IN LAN AND CONVERGENT SOLUTIONS MARKET WITH ACQUISITION OF TNS

BT today announced that it has acquired Total Network Solutions Limited (TNS) as part of its strategy to enhance its capabilities in the UK's Local Area Networking (LAN) and convergent solutions markets. The acquisition enables BT, Cisco's Global Managed Service Provider of the Year for 2004, to build on its position as the leading provider of Networked IT Services.

TNS has been providing innovative business solutions to UK corporate, public sector and service provider customers for over 14 years. Based in Oswestry in Shropshire, the company employs 92 people and had revenues for the year ending 31 December 2004 of GBP13.9 million. The company had gross assets as at 31 December 2004 of GBP9.1 million.

"Today's announcement marks the next step in our strategy to grow our capability and market coverage in key convergence technologies such as LAN, IP telephony, wireless networking and security, and extends BT's leadership position in the LAN services market," said Tom Craig, President, IP Networking, BT Global Services. "TNS further enhances the range of solutions that BT can provide to its customers, enabling them to thrive in the digital networked economy." Together with BT's acquisition of SkyNet Systems Limited in May 2005, TNS increases BT's exposure to the rapidly growing business market for integrated IP-based communications solutions. BT is well positioned to provide business customers with all their managed support and core network integration service needs.

"The coupling of TNS with BT's existing IP networking portfolio, distribution channels and recognised brand creates tremendous opportunities for our clients, employees and partners," said Mike Harris, founder and Managing Director of TNS. "TNS is a client-focussed growth engine that will help drive BT's success in the digital networked economy age."
                                     -Ends-

Notes to Editors

For further information
Inquiries about this news release can also be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369. All BT Group news releases can be accessed at our web site: www.bt.com/ newscentre. A selection of BT images are available for download via the image library at www.vismedia.co.uk.

About BT
BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

     - BT Retail, providing a comprehensive range of communications and related services to more than 20 million UK consumers and businesses.

     - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.

     - BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

From January 2006, there will be a fourth business called openreach. This business will be responsible for the nationwide local BT network which covers the "first mile" of wires that connects homes and businesses across the UK to their service providers. openreach will provide communications providers with services and products associated with that network.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before taxation of GBP2,354 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt.

Enclosure 4


Wednesday 02 November 2005
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 7,280 ordinary shares at a price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 187,331,994 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,447,935,283.

                                  --: ends :--

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 07 November, 2005